Item 77K.
Change in Registrant's Certifying Accountant

On April 12, 2002, the Corporation's Board of Trustees, upon the recommendation of the Audit Committee of the Board of Trustees, requested and subsequently accepted the resignation of Arthur Andersen LLP ("AA") as the (Corporation's) independent auditors. AA's reports on the Corporation's financial statements for the fiscal years ended 2001 and 2000, contained no adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Corporation's fiscal years ended 2001 and 2000 (i) there were no disagreements with AA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of AA, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the financial statements for such years, and (ii) there were no reportable events of the kind in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

The Corporation by action of its Board of Trustees, upon the recommendation of the Audit Committee of the Board, has engaged
KPMG LLP ("KPMG") as the independent auditors to audit the Corporation's financial statements for the fiscal year ending
2002. During the Corporation's fiscal years ended 2001 and 2000, neither the Corporation nor anyone on its behalf has consulted
KPMG on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Corporation's financial statements or (ii) concerned the subject of a disagreement ( as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) of reportable events ( as described in paragraph
(a)(1)(v) of said Item 304).